A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1-3
Consolidated Statements of Financial Position	4-5
Consolidated Statements of Comprehensive Loss	6
Consolidated Statements of Changes in Shareholders' Equity (Deficit)	7
Consolidated Statements of Cash Flows	8
Notes to Consolidated Financial Statements	9-44

INDEPENDENT AUDITORS' REPORT
TO THE SHAREHOLDERS OF
A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

We have audited the consolidated financial statements of A2Z Smart Technologies Canada Corp. (Formerly A2Z TECHNOLOGIES CANADA CORP.) (the "Corporation"), which comprise the consolidated statement of financial position as at December 31, 2020 and December 31, 2019 and the consolidated statements of comprehensive income, (loss) changes in shareholders' equity (deficit) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Corporation in accordance with the ethical requirements relevant to the audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of a matter

We draw attention to Note 1B and Note 5 to the consolidated financial statements, on November 16, 2020 the company acquired 79.49% of the outstanding shares of Cust2mate a company owned the CEO and controlling shareholder of the Company, Mr. Joseph Bentsur ("the acquisition") for a total consideration of US$1,566. The acquisition was accounted for on a retrospective basis to reflect a business combination under common control using the pooling of interest method.

Other Information

Management is responsible for the other information. The other information comprises:

- The information, other than the consolidated financial statements and our auditor's report thereon, included in the Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Corporation's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Corporation's financial reporting process.

Auditor's responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Corporation's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the Date of our auditor's report. However, future events or conditions may cause the Corporation's to cease to continue as a going concern.

Auditor's responsibilities for the Audit of the Consolidated Financial Statements (Cont.)

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Corporation to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Corporation audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Tomer Fromovich.

Tel-Aviv, Israel

"Ziv Haft"

April 30, 2021

Certified Public Accountants (Isr.)

BDO Member Firm

A2Z SMART TECHNOLOGIES CORP.
(Formerly A2Z TECHNOLOGIES CANADA CORP.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Thousands of US Dollars, except per share data)

	Note	December 31, 2020	December 31, 2019 (*)
CURRENT ASSETS:			
Cash and cash equivalents		5,397	362
Cash restricted		192	-
Inventories		19	38
Trade receivables	4	196	244
Other accounts receivable	6	353	1,260
Total current assets		6,157	1,904
NON-CURRENT ASSETS:			
Intangible asset - patent, net	1.C	2,239	2,356
Long term deposit		-	30
Deferred taxes, net	19 D	-	16
Property, plant and equipment, net	7	456	328
Total non-current assets		2,695	2,730
TOTAL ASSETS		8,852	4,634

(*) The acquisition was accounted for on a retrospective basis to reflect a business combination under common control using the pooling of interest method. – see note 1B and note 5.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.
(Formerly A2Z TECHNOLOGIES CANADA CORP.)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Note	December 31, 2020	December 31, 2019(*)
CURRENT LIABILITIES:			
Short term loan and current portion of long-term loans	9	358	200
Lease liability		21	11
Trade payables		552	509
Other accounts payable	8	376	1,988
Total current liabilities		1,307	2,708
NON-CURRENT LIABILITIES:			
Lease liability		-	52
Long term loans	9	666	356
Warrant Liability	11	8,676	-
Severance payment, net	10	187	159
Total non-current liabilities		9,529	567
Total Liabilities		10,836	3,275
SHAREHOLDERS' EQUITY (DEFICIT):	13		
Share capital and additional paid in capital	13,14	10,445	6,555
Accumulated Other Comprehensive Income		(1,339)	(70)
Accumulated deficit		(11,599)	(5,678)
Total shareholders' equity (deficit)		(2,493)	807
Non-controlling interest		520	557
Total Shareholders' Equity (Deficit)		(1,973)	1,359
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		8,852	4,634

April 30, 2021	"Vered Lotan"	"Joseph Bentsur"
Date of approval of the financial statements	Vered Lotan Director	Joseph Bentsur President and Chief Executive Officer

A2Z SMART TECHNOLOGIES CORP.
(Formerly A2Z TECHNOLOGIES CANADA CORP.)
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Thousands of US Dollars, except per share data)

		Year Ended December 31, 2020	Year Ended December 31, 2019(*)
Revenues	15	1,068	1,384
Cost of revenues	16	(853)	(783)
Gross profit		215	601
General and administrative expenses	17	(2,365)	(754)
Research and development expenses		(418)	(414)
Marketing and selling		(108)	(87)
Operating loss		(2,676)	(654)
Listing expense	1B	-	(1,792)
Loss on revaluation of warrant liability		(3,228)	-
Financial income		75	-
Financial expenses		(107)	(109)
Loss before taxes on income		(5,936)	(2,555)
Income tax expense	19	(17)	(380)
Loss for the year		(5,953)	(2,935)
Other comprehensive expenses:			
Item that will not be reclassified to profit or loss:			
Adjustments arising from translating financial statements of foreign operations		(1,292)	(66)
Remeasurement loss from defined benefit plans		13	(34)
Other comprehensive loss		(1,279)	(100)
Total comprehensive loss		(7,232)	(3,035)
Less: Net loss attributable to non-controlling interest		(32)	(25)
Net loss attributable to A2Z's shareholders		(7,264)	(3,010)
Basic and diluted loss per share attributable to the shareholders of Company.	18	(0.12)	(0.07)

(*) The acquisition was accounted for on a retrospective basis to reflect a business combination under common control using the pooling of interest method. – see note 1B and note 5.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.
(Formerly A2Z TECHNOLOGIES CANADA CORP.)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Share capital	Additional paid in capital	Accumulated Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total
	Number					
Balance at December 31, 2018 (*)	30,493,397	$ 1,215	$ 30	$ (1,212)	$ -	$ 33
Changes during the year:						
Merger of subsidiary under common control	-	-	-	(1,566)	-	(1,566)
Net loss	-	-	-	(2,910)	(25)	(2,935)
Adjustments arising from translating financial statements of foreign operations	-	-	(66)	-	-	(66)
Remeasurement gain from defined benefit plans	-	-	(34)	-	-	(34)
Total comprehensive loss	-	-	(103)	(2,910)	(25)	(2,935)
Issuance of shares and warrants upon reverse takeover, net	7,664,788	1,962	-	-	490	2,452
Share-based compensation	169,500	64	-	-	-	64
Issuance of shares, net	4,590,439	1,715	-	-	-	1,715
Reverse takeover	4,158,168	1,599	-	-	87	1,686
Balance at December 31, 2019 (*)	47,076,292	$ 6,555	$ (70)	$ (5,678)	$ 552	$ 1,359

(*) The acquisition was accounted for on a retrospective basis to reflect a business combination under common control using the pooling of interest method. – see note 1B and note 5.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.
(Formerly A2Z TECHNOLOGIES CANADA CORP.)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Share capital	Additional paid in capital	Accumulated Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total
	Number					
Balance at December 31, 2019	47,076,292	$ 6,555	$ (70)	$ (5,678)	$ 552	$ 1,359
Changes during the year:						
Net loss	-	-	-	(5,921)	(32)	(5,953)
Adjustments arising from translating financial statements of foreign operations (note 1C)	-	-	(1,292)	-	-	(1,292)
Total comprehensive loss	-	-	(1,279)	(5,921)	(32)	(5,953)
Exercise of stock options (note 13H)	142,857	15	-	-	-	15
Issuance of stock options for services	-	42	-	-	-	42
Issuance of shares in private placement, net (note 13I)	833,336	163	-	-	-	163
Issuance of shares for services (note 13J)	92,493	50	-	-	-	50
Exercise of stock options (note 13K)	225,000	23	-	-	-	23
Issuance of shares (note 13L)	230,103	71	-	-	-	71
Exercise of warrants (note 13M)	546,428	98	-	-	-	98
Issuance of stock options for services	-	301	-	-	-	301
Exercise of stock options (note 13N)	2,300	1	-	-	-	1
Issuance of shares in private placement, net (13 O&P)	17,450,354	2,570	-	-	-	2,570
Issuance of finder' warrants in private placement (Note 13 P)	-	52	-	-	-	52
Issuance of shares (note 13Q)	60,483	47	-	-	-	47
Issuance of stock options for services (note 14 B (iii)	-	72	-	-	-	72
Stock based compensation (note 14B(iv))	-	385	-	-	-	385
Balance - December 31, 2020	66,659,646	$ 10,445	$ (1,339)	$ (11,599)	$ 520	$ (1,973)

(*) The acquisition was accounted for on a retrospective basis to reflect a business combination under common control using the pooling of interest method. – see note 1B and note 5.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.
(Formerly A2Z TECHNOLOGIES CANADA CORP.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31, 2020	2019 (*)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit (loss) for the year	$ (5,953)	$ (2,935)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Loss on revaluation of warrant liability	3,228	-
Depreciation and amortization	213	205
Stock based compensation	601	64
Listing expenses	-	1,640
Decrease in in trade receivables	35	65
Decrease (increase) in other account receivables	719	(609)
Decrease in inventory	19	1
Increase in long-term deposit	-	(2)
Accrued interest due to long term loans	73	45
Changes in deferred taxes, net	16	409
Decrease (increase) in trade payables	43	(126)
Increase in other accounts payable	(25)	(296)
Increase in severance payment, net	28	25
Net cash used in operating activities	(1,003)	(1,514)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Intangible assets	(6)	(2)
Restricted Deposits	(192)	-
Purchase of property, plant and equipment	(227)	(28)
Net cash used in investing activities	(425)	(30)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Investment in subsidiary (Note 5)	(1,566)	-
Payments and interest of lease liabilities	(43)	(40)
Reverse Takeover (Appendix B)	-	528
Issuance of shares, net	71	1,335
Long-term deposits	30	-
Repayment of long-term loans from bank	394	12
Issuance of shares and warrants, net	8,178	-
Exercise of warrants	98	-
Exercise of options	39	-
Net cash provided by financing activities	7,201	1,835
Increase in cash and cash equivalents	5,773	291
Effects of exchange rate changes on cash and cash equivalents	(738)	(95)
Cash and cash equivalents at beginning of the year	362	166
Cash and cash equivalents at the end of the year	$ 5,397	$ 362

(*) The acquisition was accounted for on a retrospective basis to reflect a business combination under common control using the pooling of interest method. – see note 1B and note 5.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.
(Formerly A2Z TECHNOLOGIES CANADA CORP.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of US Dollars, except per share data)

APPENDIX A: NON-CASH ACTIVITIES

	Year ended December 31, 2020	Year ended December 31, 2019
Issuance of shares and warrant upon acquisition of AAI	$ -	$ 1,962
Non-controlling interest	-	577
Issuance of shares upon reverse take over	-	1,599
Issuance of shares for other accounts receivables	-	380
Total	$ -	$ 4,518

APPENDIX B: REVERSE TAKEOVER

	As of December 17, 2019
Deficit in working capital other than cash	$ 482
The effect of the transaction on capital	1,686
Issuance cost	(1,640)
Cash received	$ 528

The accompanying notes are an integral part of the financial statements.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS:

A. Overview

A2Z SMART TECHNOLOGIES CORP. (Formerly A2Z Technologies Canada Corp.) (the "Company" or "A2ZST") was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

Following the completion of the Transaction (as defined below), on December 12, 2019, the Company commenced trading on the TSX Venture Exchange under the symbol "AZ". The Company's principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets.

During 2020, the Company commenced the development of two products for the automotive market. The first product is a capsule that can be placed in a fuel tank to prevent gas tank explosions as detailed below.

On February 7, 2019, pursuant to a share transfer agreement (the "Share Transfer Agreement") between the Company and two shareholders (the "Transferors") owning 100% of the issued and outstanding shares of AAI Advanced Automotive Innovations Inc., ("AAI" or the "Acquired Company"), the Company completed the purchase of 80% of the issued and outstanding ordinary shares of the Acquired Company by way of the issuance of 7,664,788 shares of the Company and 3,832,394 warrants. The Acquired Company owns a patented invention (the "Patent") in the form of a system that enables a customer to insert a "capsule" into the fuel tank that suppresses combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision or exposure to heat and/or flames, and thus eliminate the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames. As the only activity of AAI is its ownership of the Patent (an economic resource that may create future outputs) and no other processes or outputs, the acquisition was accounted as an asset acquisition.

The second product under development is a vehicle cover device that will protect automobiles from the extreme weather conditions while the vehicle is not in use.

The Company also provides maintenance services to both external and in-house complex electronic systems and products .

On November 16, 2020, the Company filed an application to have its common shares listed for trading on the Nasdaq Capital Market in the United States

B. Acquisition of Cust2Mate Ltd ("Cust2Mate")

On December 30, 2019, A2ZAS signed an agreement with the founder and CEO and controlling shareholder of the Company, Mr. Joseph Bentsur (the "Founder"), pursuant to which the Founder granted the Company an option to purchase 19% of the shares of Cust2Mate Ltd, a company incorporated in Israel, and controlled by the founder, for $66 (the "Cus2Mate Option").

On November 16, 2020 the Company exercised the Cust2Mate Option for $66 and purchased and additional 60.49% of shares of Cust2mate owned by the Founder for $1,500. The Company paid a total consideration of $1,566 for ("Cust2Mate Acquisition"). The payment was made from the proceeds of the November 2020 Private Placement (as defined and detailed below). As a result, the Company owns 79.49% of the outstanding shares of Cust2Mate.

NOTE 1 - DESCRIPTION OF BUSINESS: CONTINUED)

B. Acquisition of Cust2Mate Ltd ("Cust2Mate") (continued)

Cust2Mate is a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products; one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. See also Note 5

The Cust2Mate Acquisition does not constitute a business combination within the scope of IFRS 3 and accordingly was accounted for on a retrospective basis to reflect a business combination under common control using the pooling of interest method. Assets and liabilities of Cus2Mate for the current and comparative years were presented on their Carry-Over basis.

C. Reverse Takeover

On September 11, 2019, the Company (called ECC Ventures 1 Corp at the time), 1219054 B.C. Ltd., a wholly owned subsidiary of the Company ("Acquireco"), and A2Z Advanced Solutions Ltd, a company incorporated in Israel ("A2ZAS"), entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which the Company acquired via Acquireco, in two tranches, all of the issued and outstanding securities in the capital of A2ZAS (the "Transaction"), The consideration for the Transaction was:

(i) the issuance of an aggregate of 41,690,578 post-consolidation common shares of the Company (the "Consideration Shares") to the shareholders of A2ZAS; and

(ii) the exchange of all of the issued and outstanding convertible securities of A2ZAS for equivalent convertible securities of the Company on a one for one basis, each exercisable on substantially the same terms. Concurrent with the closing of the Transaction, the Company consolidated its common shares on a 1 new for 1.4 old basis and these post-consolidation common shares represented the Consideration Shares. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The Transaction was completed on December 12, 2019, and the Company formally changed its name to A2Z Technologies Canada Corp. On July 27, 2020, the company changed its name to A2Z Smart Technologies Corp.

For accounting purposes, A2ZAS is considered the accounting acquirer and A2ZST is considered the acquired company. Since A2ZST 's operations do not constitute a business, the acquisition of A2ZST is not a business combination pursuant to IFRS 3 and the transaction is accounted for as a reverse takeover of the publicly traded company. The reverse takeover will be accounted for under IFRS 2 Share-based Payments. Accordingly, the acquisition of A2ZST is accounted at the fair value of the consideration transferred by the accounting acquirer, which is the fair value of the equity instruments of the A2ZAS would have had to issue to the owners of A2ZST to effect the transaction.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS: CONTINUED)

C. Reverse Takeover

The difference between the net assets acquired and the fair value of the consideration granted was treated as a listing expense. The fair value of the consideration was as follows:

December 17, 2019	
Fair value of common shares (4,035,714 shares at $0.38 per share)	$ 1,532
Fair Value of Warrants (403,571 Warrants at Exercise price of $0.14 per Warrant)	154
Total fair value of consideration	**1,686**
Less: Net assets of ECC Ventures 1 Corp.	(46)
Listing expense	**$ 1,640**

The Company incurred additional listing expenses, which mainly relate to broker's fees, legal fees, and capital advisory fees, the aggregate amount of the listing expenses equals $1,792

D. Israeli Subsidiary

On November 22, 2018 (the "Effective Date"), all the shares of A2Z Military Solutions Ltd. ("A2ZMS"), a limited liability company incorporated under the laws of the State of Israel and 100% owned by the Company's CEO, Mr. Joseph Bentsur (A2ZAS's CEO) were transferred to A2ZAS which on the Effective Date was also held solely by the A2AZAS's CEO, in consideration for shares in the Company (the "Israeli Transaction"). The transfer of the rights to A2ZAS on the Effective Date was on an "AS IS" basis at the time of the Israeli Transaction.

Since A2ZAS was a company without operations and the continuing business is a continuation, and A2ZMS was established by the controlling shareholders of A2ZAS, these financials are presented as a continuity of the business of A2ZMS. The Transaction was not accounted as for a business combination, according to IFRS 3.

The comparative numbers reflect the financial operations of A2ZMS. The current period numbers reflect the financial statements of A2ZMS until the share exchange date.

NOTE 1 - DESCRIPTION OF BUSINESS: (CONTINUED)

E. COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company's ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees' welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company's work in Israel, is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company's flagship research project: Fuel Tank Intelligent Containment System (FTICS) capsule was delayed for a few months in 2020 but is not expected to be delayed in 2021. The Company does not expect any delay in Cust2Mate's business. However, given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company's business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company's products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed in the preparation of the consolidated financial statements, on a consistent basis, are:

A. Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out below. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain derivatives. The Company has elected to present the statement of comprehensive income using the function of expense method.

B. Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. The Company controls an investee if all three elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries as if they formed a single entity. Any intercompany transactions were eliminated in full.

C. Basis of Measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

D. Functional and foreign currency

The Company's functional currency is the New Israeli Shekel ("NIS"), since the Company's primary economic environment is in Israel. However, the reporting currency is in US Dollars ("USD") due to expected future expansion. Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 "The Effects of Changes in Foreign Exchange Rates". Accordingly, transactions and balances have been converted as follows:

- Monetary assets and liabilities - at the rate of exchange applicable at the statements of financial position date.
- Exchange gains and losses from the aforementioned conversion are recognized in the statement of comprehensive loss.
- Expense items - at exchange rates applicable as of the date of recognition of those items.
- Non-monetary items are converted at the rate of exchange at the statements of financial position date.

E. Cash and cash equivalents

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which do not exceed three months at the time of deposit and which are not restricted.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

F. Earnings (loss) per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2020 and 2019, potentially dilutive common shares issuable upon the exercise of warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

G. Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

H. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

1. In the principal market for the asset or liability, or
2. In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I. Fair value measurement:

Classification of fair value hierarchy
The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3 - Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

1. Financial assets

The Company classifies its financial assets into one of the following categories, based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company's accounting policy for the relevant category is as follows:

Amortized cost: These assets arise principally from the provision of goods and services to customers (e.g. trade accounts receivable), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. Impairment provisions for trade accounts receivable are recognized based on the simplified approach within IFRS 9 using a provision in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of the trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables. For trade receivables, which are reported net, such provisions are recorded in a separate provision account with the loss being recognized within general and administrative expenses in the consolidated statement of comprehensive income. On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I. Fair value measurement (cont.):

2. <u>Financial Liabilities</u>

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss: The Company does not have any liabilities held for trading nor has it designated any financial liabilities as being at fair value through profit or loss.

Other financial liabilities include the following items: Bank borrowings are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade accounts payable and other accounts payable, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

3. <u>Issue of a unit of securities:</u>

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

4. <u>Derivative liability - Warrants:</u>

Warrants that are denominated in a currency other than the functional currency of the Company are considered a derivative liability and are classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.

5. <u>Derecognition</u>

- Financial assets - The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.
- Financial Liabilities - The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I. Fair value measurement (cont.):

6 Impairment of financial assets

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried at amortized cost. The Company recognizes an allowance for expected credit losses ("ECL") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL).

For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). For trade accounts receivable and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).
As of December 31, 2020, and December 31, 2019, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance IFRS 9.

Definition of default, including reasons for selecting the definition

Prior to commencing a business relationship, the Company will enter into an agreement with the customer. The agreement or contract typically includes details of the terms of payment to which the customer is entitled. In most cases, the customer updates the Company if there is a delay in the payment beyond the terms of the agreement. Any delays in payment for more than two months are subject to approval of management. If a customer's scheduled payment is delayed by more than two months and such delay is not approved by the Company's management, the CEO will typically make direct contact with the customer's management and inform them of the overdue obligation and that Company will pursue remedies available to collect the overdue payment. If the customer and the Company are not able to resolve the matter at that time, the receivable is considered to be in default as the collectability is no longer certain. If the collection effort is not successful, the Company will retain legal counsel in the applicable country to assist with collection and sends a demand letter to that effect.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

I. Fair value measurement (cont.):

Write-off policy

The Company writes off its financial assets if any of the following occur:

- Inability to locate the debtor.
- Discharge of the debt in a bankruptcy.
- It is determined that the efforts to collect the debt are no longer cost effective given the size of receivable.

The collections department must comply with the collection efforts outlined in the policy to collect on delinquent customer accounts before any write-offs are made.

Aging Schedule based on due date

	Aging schedule	
	December 31, 2020	December 31, 2019
Within payment terms	$ 196	$ 244
Total	$ 196	$ 244

Three-level matrix

Based on its past experience and historical data along with a consideration of future projections of factors, such as the economic environment, the Company has established a three-level matrix. The three-level matrix contains the following groups and balances:

	December 31, 2020	December 31, 2019
Customers from public establishments	$ 173	$ 175
Customers from institutions	15	47
Other customers	8	22
Total	$ 196	$ 244

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

J. Operating Segment:

An operating segment is a component of the Company that meets the following three criteria:

1. Is engaged in business activities from which it may earn revenues and incur expenses;
2. Whose operating results are regularly reviewed by the Company's chief operating decision maker to make decisions about allocated resources to the segment and assess its performance; and
3. For which separate financial information is available.

Segment revenue and segment costs include items that are attributable to the relevant segments and items that can be allocated to segments. Items that cannot be allocated to segments include the Company's financial income and expenses and income tax

K. Share-based compensation:

Where equity settled share options are awarded to employees and service providers, the fair value of the options calculated at the grant date is based on the share fair price is charged to the statement of comprehensive income over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense charged is not adjusted for failure to achieve a market vesting condition.

L. Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts attributable for tax purposes. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the estimated timing and level of future taxable profits together with future tax planning strategies.

Deferred taxes are measured at the tax rates that are expected to apply in the period when the temporary differences are reversed based on tax laws that have been enacted or substantively enacted at the end of the reporting period. Deferred taxes are recognized in Profit or loss, except when they relate to items recognized in other comprehensive income or directly in equity. Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. In addition, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized or reassessed are recognized to the extent that their recoverability is probable. Any resulting reduction or reversal is recognized as "income tax" within the statement of comprehensive income. All deferred tax assets and liabilities are presented in the statement of financial position as non-current items, respectively.

Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred tax assets in respect to carryforward losses have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

M. Defined benefit schemes

The Company contributes towards the state pension in accordance with local legislation where required. The only obligation of the Company is to make the required contributions. Costs related to such contributions are expensed in the period in which they are incurred.

The Company has several employee benefits plans as to its employees:

1. Short-term employee benefits: Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.
2. Post-employment benefits: The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

This liability is calculated based on actuary measurement.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense simultaneously with receiving the employee's services and no additional provision is required in the financial statements except for the unpaid contribution. The Company also operates for some employees an immaterial defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. The Company present the accrued severance pay liability net from severance pay fund.

N. Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

	Estimated useful lives
Computers and electronic equipment	3
Furniture and equipment	7
Vehicles	6.67
Leasehold Improvement	10

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

O. Revenue recognition

Revenue is recognized based on the five-step model outlined in IFRS 15, Revenue from Contracts with Customers. The Company only recognizes revenue when collection is reasonably assured. If collection is not considered reasonably assured, revenue is recognized only once all amounts are collected. Revenue is recorded net of trade discounts and volume rebates. If it is probable that discounts will be granted and amounts can be measured reliably, then the discount is recognized as a reduction of revenue as the related sales are recognized. Amounts billed in excess of revenue recognized to date on an arrangement by arrangement basis are classified as deferred revenue, whereas revenue recognized in excess of amounts billed is classified as accrued receivables and included as part of accounts receivable. The following represent the Company's revenue streams:

1. Revenue from services is derived from contracts with customers pursuant to which the Company provides maintenance for various electronic systems. Revenues on these contracts are recognized using the straight-line method, based on the period of time passed.
2. Revenue from providing maintenance services to refrigeration systems is derived from on demand fixed-price contracts with customers. Revenues on these on demand fixed-price contracts are recognized at the point in time when the services were delivered.
3. Revenues from leasing soaking containers is recognized on a straight-line basis over the annual leasing period (limited to 1 year).

P. Share based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting date includes the Group's best estimate of the number of equity instruments that will ultimately vest.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value of option granted is determined using the Binomial Lattice option-pricing model ("Binomial model"). The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

No expense is recognized for awards that do not ultimately vest.

Q. Research and development expenses

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2020, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

R. Standard not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for future accounting periods. Many are not applicable to or do not have a significant impact on the Company and have been excluded from the list below. The following have not yet been adopted and are being evaluated to determine their impact on the Company

IAS 1 - Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that 'settlement' includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. However, in May 2020, the effective date was deferred to annual reporting periods beginning on or after January 1, 2023.

The Company evaluated the expected impact of the IAS 1 amendments on its financial position as December 31, 2020, as a reclassification of its derivative liability - warrants in the amount of $8,694 from Non – Current Liabilities to Current Liabilities.

IFRS 17 – Insurance Contract ("IFRS 17")

IFRS 17 was issued by the IASB in May 2017, which replaces IFRS 4 Insurance Contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will affect how the Company's accounts for its insurance contracts and how it reports its financial performance in our consolidated statements of operations. The Company has determined there will not be a significant impact to the consolidated financial statements as a result of the adoption of this standard.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Company's earnings and financial position are the useful life of property and equipment and income tax.

The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

The change in the fair value of the unsecured convertible loan is based on an estimate determined by the Black-Scholes Model.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company's shares and the expected life of the warrants.

Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

NOTE 4 - TRADE RECEIVABLES:

	December 31, 2020	December 31, 2019
Customers	$ 196	$ 244
Total	$ 196	$ 244

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 – BUSINESS COMBINATION UNDER COMMON CONTROL

On November 16, 2020, the Company completed the acquisition of 79.49% of the shares of Cust2mate ("the merger"). The Cust2Mate Shares were purchased from Mr. Bentsur Joseph, who is also the Company's Chief Executive Officer and the controlling shareholder. The Company paid total consideration for the Cust2Mate Shares of $1,566 ("Cust2Mate Consideration"), which included the exercise of the Cust2Mate Option. The Cust2Mate Consideration was paid from the proceeds of the November 2020 Private Placement (see Note 13 O). The acquisition of Cus2Mate was accounted for as a merger between entities under common control, therefore comparative financial statements were restated to reflect the merger as of the beginning of earliest period presented, i.e. January 1, 2019, under which both entities were under common control. The assets and liabilities of Cus2Mate were recorded based on their Carry-Over basis. The company accounted for the difference between the Cus2Mate consideration and the net asset value as a debit to 'Accumulated Deficit'.

Impact of implementation the Cust2Mate consolidation in accordance with pooling of interest method as of January 1, 2019:

	A2Z	Cust2Mate	Eliminating entries	Total
	31/12/19	31/12/19		31/12/19
ASSETS				
Cash and cash equivalents	$ 289	$ 73	$ -	$ 362
Inventories	38	-	-	38
Trade receivables	244	-	-	244
Financial asset	5,624	-	(5,624)	-
Other accounts receivable	1,106	154	-	1,260
Intangible asset - patent, net	2,341	15	-	2,356
Property, plant and equipment, net	326	2	-	328
Long term deposit	30	-	-	30
Deferred taxes, net	16	-	-	16
LIABILITIES				
Short term loan and current portion of long term loans	200	-	-	200
Lease liability	63	-	-	63
Trade payables	471	38	-	509
Other accounts payable	422	-	-	1,988
Long term loans	152	204	-	356
Severance payment, net	159	-	-	159
Total shareholders' equity	8,547	2	(7190)	1,359

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 – BUSINESS COMBINATION UNDER COMMON CONTROL (CONTINUED)

	A2Z 31/12/19	Cust2Mate 31/12/19	Eliminating entries	Total 31/12/19
Revenues	1,306	78	-	1,384
Cost of revenues	(783)	-	-	(783)
General and administrative expenses	(744)	(10)	-	(754)
Research and development expenses	(219)	(195)	-	(414)
Marketing and selling	(87)	-	-	(87)
Listing Expense	(1,792)	-	-	(1,792)
Financial expenses	(109)	-	-	(109)
Income tax (expense)	(380)	-	-	(380)
CASH FLOWS				
Cash flows from operating activities	(1,410)	(104)	-	(1,514)
Cash flows from investing activities	(26)	(4)	-	(30)
Cash flows from financing activities	1,665	170	-	1,835

NOTE 6 - OTHER ACCOUNTS RECEIVABLE:

	December 31, 2020	December 31, 2019
Related parties (note 20)	$ -	$ 762
Advances to suppliers	28	62
Prepaid expenses	263	182
Other	62	254
Total	$ 353	$ 1, 260

(Expressed in Thousands of US Dollars, except per share data)

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvement	Total
Cost:					
As of January 1, 2020	$ 342	$ 123	$ 345	$ 53	$ 863
Additions	-	3	224	-	227
Translation adjustments	28	13	56	4	101
As of December 31, 2020	370	139	625	57	1,191
Accumulated depreciation:					
As of January 1, 2020	219	122	204	53	598
Additions	16	2	35	-	53
Translation adjustments	32	9	55	4	100
As of December 31, 2020	267	133	294	57	751
Net Book Value:					
As of December 31, 2020	$ 103	$ 6	$ 331	$ -	$ 440
As of December 31, 2019	$ 123	$ 1	$ 141	$ -	$ 265

Included in property, plant and equipment as of December 31 2020 are right of use assets in the amount of $16.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT, NET: (CONTINUED)

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvement	Total
Cost:					
As of January 1, 2019	$ 338	$ 122	$ 318	$ 53	$ 831
Additions	3	-	26	-	29
Translation adjustments	1	1	1	-	3
As of December 31, 2019	342	123	345	53	863
Accumulated depreciation:					
As of January 1, 2019	199	121	173	52	545
Additions	19	1	30	1	51
Translation adjustments	1	-	1	-	2
As of December 31, 2019	219	122	204	53	598
Net Book Value:					
As of December 31, 2019	$ 123	$ 1	$ 141	$ -	$ 265
As of December 31, 2018	$ 139	$ 1	$ 145	$ 1	$ 286

NOTE 8 - OTHER ACCOUNTS PAYABLE:

	December 31, 2020	December 31, 2019
Employees and government authorities	$ 125	$ 212
Tax authorities	-	2
Accrued expenses	221	171
Payment to purchase Cust2Mate (see note 5)	-	1,566
Other	30	37
	$ 376	$ 1,988

NOTE 9 - LONG TERM LOANS:

	Linked to	Interest rate	December 31, 2020	December 31, 2019
Long term loans	NIS	1.8%-6.1%	$ 852	$ 556
Less- Current portion			(186)	(200)
			$ 666	$ 356

(Expressed in Thousands of US Dollars, except per share data)

NOTE 10 – SEVERANCE PAYMENT, NET:

a. The plan liabilities, net:

	Year ended December 31, 2020	Year ended December 31, 2019
Defined benefit plan:		
Present value of defined benefit obligation	$ 563	$ 484
Fair value of plan assets	(376)	(325)
Total	$ 187	$ 159

Changes in the present value of defined benefit obligation:

	2020	2019
Balance at beginning of year	$ 484	$ 352
Recognized in statement of comprehensive loss:		
Interest cost	12	28
Current service cost	41	53
Currency translation	38	
Recognized in other comprehensive gain (loss):		
Net actuarial gain (loss)	(13)	51
Balance at end of year	$ 563	$ 484

b. The movement in the fair value of the plan assets:

	2020	2019
Balance at beginning of year	$ (325)	$ (253)
Recognized in statement of comprehensive loss:		
Expected return	(28)	(23)
Recognized in other comprehensive loss /(gain):		
Net actuarial loss (gain)	(25)	(17)
Other:		
Contributions by employer	(18)	(32)
Balance at end of year	$ (376)	$ (325)

c. The principal assumptions underlying the defined benefit plan:

	December 31, 2020	December 31, 2019
Discount rate of the plan liability	2.20%	2.32%
Expected rate of return on plan assets	2.32%	3.78%
Future salary increases	3.44%	3.51%

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 – WARRANT LIABILITY

The following warrants were issued during the year ended December 31, 2020:

Issuance date	**January 31, 2020** (Note 13 I)	**November 16, 2020** (Note 13 O)	**December 29, 2020** (Note 13 P)
Warrants issued	833,336 (Note 12I)	13,350,460	4,399,894
Expiry date	January 31, 2022	November 10, 2025	December 24, 2025
Exercise price	CAD 0.65	CAD 0.90	CAD 0.90
Value on issue	$214	$3,537	$1,698
Revaluation – December 31, 2020	$285	$6,412	$1,979

Since the warrants have an exercise price denominated in a different currency (Canadian Dollars) than the functional currency of the Company (New Israeli Shekels), these warrants are recorded at their fair value as a derivative liability.

A loss on the revaluation of the total warrant liability of $3,245 was recorded in the Consolidated Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions:

	Issuance date January 31, 2020	**Issuance date November 16, 2020**	**Issuance date December 29, 2020**	**Reporting period December 31, 2020**
	(833,336 warrants)	**(13,350,460 warrants)**	**(4,399,894 warrants)**	
Share Price	CAD$0.77	CAD$0.65	CAD$0.88	CAD$0.95
Exercise Price	CAD$0.65	CAD$0.90	CAD$0.90	CAD$0.65/0.90
Expected life	2 years	5 years	5 years	1.08/4.9 years
Risk-free interest rate	1.52%	0.47%	0.43%	0.13%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Foreign exchange rate (CAD/USD)	1.323	1.309	1.281	1.275
Expected volatility	70%	78.65%	81.06%	81.06%/ 81.53%

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – LIENS, COMMITMENTS AND CONTINGENCIES:

A. The Company's Israeli subsidiary's fixed assets (motor vehicles) are secured against bank borrowings.

B. The Company's Israeli subsidiary leases its facility which expires on September 30, 2021. Lease payments are approximately $3.5 per month ($45 annually).

NOTE 13 – SHAREHOLDERS' EQUITY (DEFICIT):

A. The ordinary shares in the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when declared.

	December 31, 2019	
	Number of shares	
	Authorized	Issued and outstanding
Ordinary shares without par value ("Shares")	150,000,000	66,659,646

Reverse Share Split

On December 19, 2019, Company and the TSX-V approved a 1-for-1.4 share consolidation. All share numbers, share prices, and exercise prices relating to A2ZST have been retroactively adjusted in these consolidated financial statements for all periods presented.

B. During January 2019, the Company issued 204,121 Shares to an investor for a total consideration of $48 at a price per share of $0.233.

C. Acquisition of AAI Advanced Automotive Innovations Inc.:

On February 7, 2019, pursuant to the Share Transfer Agreement (see note 1C), the Company issued the following shares and warrants in return for 80% of AAI's share capital on a fully diluted basis:

i. The Company issued 3,832,394 Shares to each of the Transferors (cumulatively 7,664,788 shares) reflecting 9.99% of the Company's share capital on a fully diluted basis as of the Effective Acquisition Date (cumulatively 19.98%).

ii. The Company issued 1,916,197 warrants to each of the Transferors to purchase shares of the Company (cumulatively 3,832,394 warrants). The warrants are exercisable at a price of NIS 0.846 per warrant ($0.233) through to December 31 2021, provided however that in no event shall each of the Transferors be entitled to exercise any warrants if, as a result of the exercise of such warrants, such Transferor shall hold shares of the Company that exceed 9.99% of the Company's share capital on an outstanding basis.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 13 – SHAREHOLDERS' EQUITY (DEFICIT) (CONT.):

C. Acquisition of AAI Advanced Automotive Innovations Inc.(cont.):

The Company concluded that this transaction does not meet the definition of a business combination rather it is the acquisition of assets for equity instruments in the scope of IFRS 2, Share- based payments the company identified one intangible asset. The value of the intangible asset was measured by using the measurement of the equity instruments issued. The fair value of the shares issued was based on recent cash transactions and the fair of the warrant issued is based on the Black Scholes option model, adjusted for dilution model. In order to do so, we used the following inputs: Risk free rate: 1.00%, expected volatility: 34%, expected term: 2.89 years, expected dividend yield: 0%, per annum.

D. Crowd Funding

i. On March 3, 2019, the Company completed a crowd funding event in Israel (the "Crowd Funding") resulting in gross proceeds of approximately $78 from 249 different investors. The Crowd Funding involved the sale of 203,846 of A2ZAS's ordinary shares at a price per share of $0.38. As part of the Crowd Funding, the Company paid approximately $8 and committed to pay additional 4% out of the gross proceeds as a commission fee.

ii. On June 24, 2019, the Company completed another Crowd Funding event resulting in gross proceeds of approximately $19 from 136 different investors. The Crowd Funding involved the sale of 49,796 of A2ZAS's ordinary shares at a price per share of $0.38.

iii. Following the completion of the Transaction, 26,096 of the shares issued in the crowd funding were converted to shares of the Company. The Company will issue the remaining 227,546 shares upon the completion of a tax ruling by the Israeli tax authorities, which is expected to be completed during 2020. The fair value of the 227,546 shares have been recorded as a non-controlling interest on the Consolidated Statement of Financial Position

E. During March and May 2019, the Company issued a total of 169,500 Shares to service providers of the Company with a fair value of $64.

F. From February through to June 2019, the Company issued a total of 3,132,676 shares to certain investors for a total consideration of $1,190 at a price per share of $0.38.

G. On December 17, 2019, as part of the Transaction, the Company completed a non-brokered private placement and issued 1,000,000 shares at CAD0.50 per share for gross proceeds of $384 (CAD500,000). The Company also issued 2,300 finders' warrants, which are exercisable at CAD0.50 ($0.38) per warrant for a period of 12 months and incurred a finder's fees of (i) a cash fee of $1.6 and, (ii) the issuance of 350,000 Shares.

H. On January 21, 2020, 142,857 options with an exercise price of CAD0.14 were exercised for gross proceeds of $15 (CAD20 thousand).

I. On January 30, 2020, the Company completed a private placement of 833,336 units (the "Units") at a price of CAD0.60 per Unit for gross proceeds of $ 377 (CAD500 thousand) ("January 2020 Private Placement"). Each Unit consists of one share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional share of the Company at a price of CAD0.65 until January 30, 2022. All securities issued in connection with the January 2020 Private Placement were subject to a hold period expiring May 31, 2020. The fair value of the warrants at issuance were $214 and were recorded as a liability – see Note 11.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 13 – SHAREHOLDERS' EQUITY (DEFICIT) (CONT):

J. On January 30, 2020, the Company issued 92,493 shares as compensation, valued at $50, for consulting services provided by a consultant.

K. On March 18, 2020, 225,000 options with an exercise price of CAD0.13 were exercised for gross proceeds of $23 (CAD32 thousand).

L. On April 27, 2020, the Company issued 230,103 Shares as compensation, valued at $71, for consulting services provided by two consultants.

M. During July 2020 and August 2020, 546,428 warrants with an exercise price of NIS 0.84 were exercised for gross proceeds of $98.

N. On October 28, 2020, 2,300 options with an exercise price of CAD0.38 were exercised for gross proceeds of $1.

O. On November 16, 2020, the Company closed a private placement (the "November 2020 Private Placement") and issued 13,350,460 units at a price of CAD0.625 per unit for gross proceeds of $6,377 CAD 8,344. Each unit is comprised of one share and one warrant (each, a "November 2020 Warrants"). Each November 2020 Warrant entitles the holder thereof to purchase one additional share at a price of CAD0.90 at any time prior to November 10, 2025. In connection with the November 2020 Private Placement, the Company paid finders' fees of $417.

   The fair value of the November 2020 Private Placement Warrants were $3,537 at the issuance date and were recorded as a liability

   All securities issued in connection with the November 2020 Private Placement are subject to a four month and one day hold period expiring on March 11, 2021.

P. On December 29, 2020, the Company closed a private placement (the "December 2020 Private Placement") and issued 4,099,894 units at a price of CAD0.625 per unit for gross proceeds of $2,000 (CAD2,562). Each unit is comprised of one share of the Company and one warrant (each, a "December 2020 Warrant"). Each December 2020 Warrant entitles the holder thereof to purchase one share at a price of CAD0.90 at any time prior to December 24, 2025. In connection with the December 2020 Private Placement, the Company paid finders' fees of $128, in cash and issued 300,000 finders' warrants ("Finders' Warrants").

   All securities issued in connection with the December 2020 Private Placement are subject to a four month and one day hold period expiring on April 25, 2021.

   The December 2020 Warrants and Finders' Warrants and have an exercise price of CAD$0.90 and expire on December 24, 2025 and April 25, 2021. The fair value of the December 2020 Warrants were $1,698 and were recorded as a liability – see note 11.

Q. On December 24, 2020, the Company issued 60,483 shares as compensation, valued at $47, for consulting services provided by a consultant.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 14 – WARRANTS AND OPTIONS:

A. Warrants

(i) Warrant transactions for the years ending December 31, 2020 and 2019 are as follows:

	Number	Weighted Average Exercise Price (CAD)	
Balance January 1, 2019	-		-
Warrants issued in respect of acquisition of AAI	3,832,394	(*) $	0.38
Balance, December 31, 2019	**3,832,394**	$	0.38
Exercise of warrants (Note 12M)	(546,428)	$	0.38
Warrants issued in the January 2020 Private Placement (Note 13 I)	833,336	$	0.65
Warrants issued in the November 2020 Private Placement (Note 13 O)	13,350,460	$	0.90
Warrants issued in the December 2020 Private Placement (Notes 13 P)	4,099,894	$	0.90
Finders' Warrants (Note 13 P)	300,000		
Balance, December 31, 2020	**21,869,656**	$	0.81

(ii) As at December 31, 2020, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Outstanding as of September 30, 2020	Date of expiry	Exercise price (CAD)	
3,285,966	December 31, 2021	$	(*) 0.38
833,336	January 30, 2022	$	0.65
13,350,460	November 10, 2025	$	0.90
4,399,894	December 31, 2024	$	0.90
21,869,656			0.81

(*) The exercise price is NIS0.84 per warrant.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 14 – WARRANTS AND OPTIONS (CONT.):

B. Stock Options

(i) Stock option transactions for the year ended December 31, 2020 and 2019 are as follows:

	Number	Weighted Average Exercise Price (CAD)	
Balance January 1, 2019	-	-	
Options granted on Non-Brokered Offering	2,300		0.38
Options from reverse takeover	403,571		0.14
Agent options	142,857		0.14
Balance outstanding at December 31, 2019	**548,728**	**$**	**0.14**
Options granted (ii)	300,000		0.80
Options granted (iii)	1,840,000		0.50
Options granted (iv)	350,000		0.75
Exercise of options	(2,300)		0.38
Exercise of agent's options (note 7(b)(i))	(142,857)		0.14
Exercise of options (note 7(b)(iv))	(225,000)		0.14
Balance outstanding at December 31, 2020	**2,668,571**	**$**	**0.54**

(i) On January 22, 2020, 300,000 stock options were issued to a consultant with an exercise price of CAD$0.80. The options expire on January 23, 2023. The fair value of the options granted was estimated at $56 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$0.70; Expected option life 2 years; Volatility 70%; Risk-free interest rate 1.52%; Dividend yield 0%.

(ii) On August 20, 2020, the Company granted 600,000 options to directors and officers and 1,240,000 options to consultants, pursuant to the Company's stock option plan (total of 1,840,000). 792,000 options vest immediately, and the balance vest over the following 24 months. All the options are exercisable into an equal amount of shares of the Company at an exercise price of CAD $0.50 per share and expire 5 years from the grant date. The fair value of the options granted was estimated at $56 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$0.54; Expected option life 2 years; Volatility 122%; Risk-free interest rate 0.25%; Dividend yield 0%.

(iii) On September 1, 2020, 350,000 stock options were issued to a consultant with an exercise price of CAD$0.75. The options expire on September 1, 2020. The fair value of the options granted was estimated at $72 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$0.71; Expected option life 2 years; Volatility 78.65%; Risk-free interest rate 0.47%; Dividend yield 0%.

(iv) Share-based compensation expense is recognized over the vesting period of options. During the year ended December 31, 2020, share-based compensation was $686 was recognized based on options vested during the year (December 31, 2019 – $64).

(Expressed in Thousands of US Dollars, except per share data)

NOTE 14 – WARRANTS AND OPTIONS (CONT.):

B. Stock Options

(v) As at December 31, 2020, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of December 31, 2020	Exercisable as of December 31, 2020	Date of expiry	Exercise price (CAD)	
178,571	178,571	August 13, 2020	$	0.13
300,000	300,000	January 23, 2023	$	0.80
1,840,000	1,036,071	August 20, 2020	$	0.60
350,000	200,000	September 1, 2025	$	0.75
2,668,571	**1,714,642**			0.54

NOTE 15 – REVENUES:

Major customers (as percentage of total revenues):

	Year ended	
	December 31, 2020	December 31, 2019
	%	%
Customer A	61%	65%
Customer B	6%	8%
Customer C	4%	7%
	71%	80%

Revenue streams (as percentage of total revenues):

	Year ended	
	December 31, 2020	December 31, 2019
	%	%
Revenues from services	65%	70%
Revenues from leasing	25%	20%
Revenues from maintenance services	10%	10%
	100%	100%

(Expressed in Thousands of US Dollars, except per share data)

NOTE 16 – COST OF REVENUES:

	Year ended December 31, 2020	Year ended December 31, 2019
Payroll and related	$ 493	$ 308
Materials	90	283
Car maintenance	147	111
Subcontractors	65	50
Others	58	31
Total	$ 853	$ 783

NOTE 17 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31, 2020	Year ended December 31, 2019
Professional services	$ 1,327	$ 347
Depreciation	173	163
Payroll and related	579	60
Depreciation of lease asset	40	42
Professional insurance	11	15
Office maintenance	41	13
Others	194	114
Total	$ 2,365	$ 754

NOTE 18 - LOSS PER SHARE:

Both the basic and diluted earnings (loss) per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Net loss for the year attributable to shareholders	$ (5,953)	$ (2,935)
Weighted average number of ordinary shares	50,274,970	40,455,080
Basic and diluted loss per share in USD	($ 0.12)	($ 0.07)

* Giving effect of the Share Exchange Agreement (as defined in note 1.B)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 19 – INCOME TAX BENEFIT (EXPENSES):

A. Taxes on income:

Israeli corporate tax rates are 23% in 2020 and 2019.

B. Tax reconciliation:

	Year ended December 31, 2020	Year ended December 31, 2019
Loss before income tax	$ (5,402)	$ (2,935)
Statutory tax rate	23%	23%
Income tax benefit (expense) at the statutory tax rate	1,242	675
Expenses not recognized for tax purposes	(753)	(122)
Recognition/Derecognition of deferred tax assets which were not recognized on prior periods	(506)	(933)
Income tax expense	$ (17)	$ (380)

C. Income tax expense:

	Year ended December 31, 2020	Year ended December 31, 2019
Current	$ -	$ -
Prior year taxes	-	-
Deferred taxes, net	(7)	(380)
Total	$ (7)	$ (380)

D. Deferred tax assets:

Deferred tax assets have not been recognized in respect of carryforward losses because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

	Year ended December 31,2020	Year ended December 31, 2019
Deferred tax asset:		
Carry forward losses	$ -	$ -
Social liability reserve for employees	-	16
Total	$ -	$ 16

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20- RELATED PARTIES AND SHAREHOLDERS:

The following transactions arose with related parties:

Transaction	Year ended December 31, 2020		Year ended December 31, 2019	
Consulting fees	$	594	$	-
Salary		27		25
Pension value		4		5
Total	$	625	$	30

Amounts owing by (to) related parties:

Name	As of December 31, 2020		As of December 31, 2019	
Key management personnel	$	-	$	358
Company controlled by the CEO				
Related company		-		(52)
Shareholder		-		380

NOTE 21 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company's financial performance and position.

The Company's financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company's operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company's financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

A. Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers' balances. The Company's main financial assets are cash and cash equivalents as well as other receivables and represent the Company's maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel. Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers' balances.

The Company's main financial assets are cash and cash equivalents and trade accounts receivable as well as marketable securities and represent the Company's maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	December 31, 2020	December 31, 2019
Cash and Cash Equivalents	$ 5,397	$ 362
Cash restricted	192	-
Trade receivables	196	38
Other Accounts Receivable	1,243	1,260
Long term deposit	-	30
Total	$ 7,028	$ 1,904

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

B. Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay

	December 31, 2020	December 31, 2019
Trade payable	$ 552	$ 509
Other accounts payable	376	1,988
Lease liabilities	21	63
Short term loan and current portion of long term loans	358	200
Long term loans	666	356
Total	$ 1,972	$ 3,116

C. Market risks:

The Company's' business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company's business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company's Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

D Capital management

The Company considers its capital to be comprised of shareholders' equity. The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company's approach to capital management during the year ended December 31, 2020. There are no externally imposed restrictions on the Company's capital.

(Expressed in Thousands of US Dollars, except per share data)

NOTE 22 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a. Advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets. ("Advanced Engineering")

b. Retail automation solutions – Smart Carts ("Smart Carts")

	For the year ended December 31, 2020		
	Advanced Engineering	Smart Carts	**Total**
Revenues			
External	$ 1,068	$ -	$ 1,068
Inter-segment	-	-	-
Total	1,068	-	1,068
Segment loss	5,770	166	5,936
Finance expense, net			(32)
Tax expenses			(17)
Loss			$ 5,953

	For the year ended December 31, 2019		
	Advanced Engineering	Smart Carts	**Total**
Revenues			
External	$ 1,384	$ -	$ 1,384
Inter-segment	-	-	-
Total	1,384	-	1,384
Segment loss	2,319	127	2,446
Finance expense, net			(109)
Tax expenses			(380)
Loss			$ 2,935

(Expressed in Thousands of US Dollars, except per share data)

NOTE 22 – OPERATING SEGMENTS:

	As of December 31, 2020			
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$ 8,598	$ 254	$ -	$ 8,852
Segment liabilities	$ 10,418	$ 418	$ -	$ 10,836

	As of December 31, 2019			
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$ 4,390	$ 244	$ -	$ 4,634
Segment liabilities	$ 3,033	$ 242	$ -	$ 3,275

NOTE 23 – SUBSEQUENT EVENTS:

On April 9, 2021 the Company announced that it has, in connection with a private placement financing (the "Financing") conditionally approved by the TSX Venture Exchange ("TSXV"), closed CAD$1.8 million of gross proceeds (the "Gross Proceeds") into escrow.

The Gross Proceeds represent subscriptions for 663,298 units (the "Units") at a price of CAD$2.72 per Unit. Each Unit is composed of one common share of the Company and one common share purchase warrant (the "Warrant"). Each whole Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "Warrant Share"), upon payment to the Company of CAD$3.68 per Warrant Share for a period of 24 months following receipt of final TSXV approval.

Pursuant to the TSXV's conditional approval there remain an additional 1,726,408 Units available for issuance.